October 23, 2019

Nick Bhargava
Executive Vice President
Groundfloor Real Estate 1, LLC
600 Peachtree Street, Suite 810
Atlanta, Georgia 30308

       Re: Groundfloor Real Estate 1, LLC
           Offering Statement on Form 1-A
           Filed October 7, 2019
           File No. 024-11094

Dear Mr. Bhargava:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed on October 7, 2019

Risk Factors, page 10

1. We note your disclosure on pages 11 and 12 that GRE 1 has no operating history, which appears to contradict the financial information disclosed in GRE 1's financial statements.
      Please tell us and revise your filing to clarify these inconsistencies. Index to Financial Statements, page F-1

2. Please tell us how you determined that it was appropriate to remove the audited financial statements of Groundfloor Finance, Inc. and Subsidiaries for the years ended December
      31, 2018 and 2017. Alternatively, please revise your filing to include these financial statements in your next amendment.
 Nick Bhargava
Groundfloor Real Estate 1, LLC
October 23, 2019
Page 2
Groundfloor Finance, Inc. and Subsidiaries
Note 1. Summary of Significant Accounting Policies
Whole Loan Sales, page F-7

3. Please tell us how you determined it was unnecessary to record any mortgage servicing rights in connection with your whole loan sales where you acquire the right to service the loans. Reference is made to ASC 860-50-25-1.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Sonia Barros at 202-551-3655 with any other questions.



FirstName LastNameNick Bhargava                               Sincerely,
Comapany NameGroundfloor Real Estate 1, LLC
                                                              Division of
Corporation Finance
October 23, 2019 Page 2                                       Office of Real
Estate & Construction
FirstName LastName